BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Don R. De Souza                         Mailing Address:
Vice President                          P.O. Box 318
Telephone: 212-250-2216                 Church Street Station
                                        New York, NY 10008


                                        February 11, 1994



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          The Turkish Investment Fund, Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   /s/Don R. De Souza



Enclosures

            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549


                       SCHEDULE 13G


         Under the Securities Exchange Act of 1934
                   (Amendment No.    )*
                                 ____

             The Turkish Investment Fund, Inc.
          _______________________________________
                      NAME OF ISSUER:

                       Common Stock
          _______________________________________
               TITLE OF CLASS OF SECURITIES

                        900 145 103
          _______________________________________
                       CUSIP NUMBER


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 7 Pages

CUSIP No. 900 145 103                        Page 2 of 7 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation, its wholly-owned subsidiary, Bankers Trust Company, and its indirect wholly-owned subsidiaries, BT Asset Management Ltd and Bankers Trust
  AG

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Bankers Trust New York Corporation and Bankers Trust Company are New York corporations; BT Asset Management Ltd is an
  Australian corporation; and Bankers Trust AG is a Swiss corporation.

 NUMBER OF     5. SOLE VOTING POWER

  SHARES       396,686

BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY      4,000

  EACH         7. SOLE DISPOSITIVE POWER

REPORTING      400,686

 PERSON        8. SHARED DISPOSITIVE POWER

  WITH              -0-

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  400,686

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
   SHARES *


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  5.7%

12.TYPE OF REPORTING PERSON *

  Bankers Trust New York Corporation - HC; Bankers Trust
  Company-BK; BT Australia Limited-CO, BT Asset Management
  Limited-CO; Bankers Trust AG-CO

Item 1(a)    NAME OF ISSUER:

             The Turkish Investment Fund, Inc.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             126 High Street
             Boston, Massachusetts  02110

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation, its wholly-owned subsidiary, Bankers Trust Company as Trustee for various trusts and Investment Adviser, its indirect wholly-owned subsidiaries, BT Asset Management Limited as Investment Manager for various superannuation funds and institutional investment portfolios and Bankers Trust AG as Investment Manager for an individual portfolio.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             Bankers Trust New York Corporation and Bankers Trust Company are located at 280 Park Avenue, New York, New York 10017; BT Asset Management Limited is located at Level 40, Australia Square, Sydney NWS 2000 Australia and Bankers Trust AG is located at Dreikonigstrasse 6, P.O. Box 5181, CH-8002 Zurich, Switzerland.

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation and Bankers Trust Company are incorporated in the State of New York with their principal business offices located in New York; BT Asset Management Limited is an Australian company doing business in Australia and Bankers Trust AG is a Swiss company doing business in Switzerland.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock, (Par Value $0.01 U.S.) of The Turkish
             Investment Fund, Inc.

Item 2(e)    CUSIP NUMBER:

             900 145 103

Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company

      (b)    [X] Bank as defined in Section 3(a)(6) of the Act.

             BT Asset Management Limited and Bankers Trust AG are corporations permitted to report on Schedule 13G in accordance with Securities and Exchange Commission no-action letter to Bankers Trust New York Corporation dated May 15, 1993 (avail. May 15,
             1990).

Item 4       OWNERSHIP:

             (a)  Amount Beneficially Owned:

             Bankers Trust Company as Trustee for various trusts and Investment Adviser, was beneficial owner of 34,400 shares of common stock as of December 31, 1993.

             BT Asset Management Limited, as Investment Manager for various superannuation funds and institutional investment portfolios, was beneficial owner of 361,286 shares of common stock as of December 31, 1993.

             Bankers Trust AG, as Investment Manager for an individual investment portfolio was beneficial owner of 5,000 shares of common stock as of December 31, 1993.

             (b)  Percent of Class:

             The common stock described above as to which Bankers
             Trust Company is beneficial owner constitute .5% of the Issuer's outstanding common stock.

             The common stock described above as to which BT
             Asset Management Limited is the beneficial owner constitutes 5.14% of the Issuer's outstanding common stock.

             The common stock described above as to which Bankers
             Trust AG is beneficial owner constitute .07% of the Issuer's outstanding common stock.

             (c)  Percent of Class:

             Number of shares as to which BT Asset Management
             Limited has:

                     (i)  sole power to vote or to direct the
                          vote - 361,286

                    (ii)  shared power to vote or to direct the
                          vote - 0

                   (iii)  sole power to dispose or to direct the
                          disposition of - 361,286

                    (iv)  shared power to dispose or to direct
                          the disposition of - 0

             Number of shares as to which Bankers Trust AG has:

                     (i)  sole power to vote or to direct the
                          vote - 5,000

                    (ii)  shared power to vote or to direct the
                          vote - 0

                   (iii)  sole power to dispose or to direct the
                          disposition of - 5,000

                    (iv)  shared power to dispose or to direct
                          the disposition of - 0

             Number of shares as to which Bankers Trust Company has:

                     (i)  sole power to vote or to direct the
                          vote - 30,400

                    (ii)  shared power to vote or to direct the
                          vote - 4,000

                   (iii)  sole power to dispose or to direct the
                          disposition of - 34,400

                    (iv)  shared power to dispose or to direct
                          the disposition of - 0

Item 5       OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS:

             Not applicable.


Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
             ANOTHER PERSON:

             The various trusts for which Bankers Trust Company serves as trustee and accounts for which Bankers Trust Company serves as Investment Advisor, the various superannuation funds and individual investment portfolios for which BT Asset Management Limited acts as investment manager, and the individual investment portfolio for which Bankers Trust AG acts as investment manager have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities referred to above.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
             WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
             PARENT HOLDING COMPANY:

             See Item 3 above and Exhibit to Item 7.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
             GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.


Item 10      CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                            SIGNATURE


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1993


Signature:  BANKERS TRUST NEW YORK CORPORATION


             /s/James T. Byrne, Jr.
By:             James T. Byrne, Jr.
Title:          Secretary


Signature:   BANKERS TRUST COMPANY, as Trustee for various trusts
             and Investment Manager


             /s/Don R. De Souza
By:             Don R. De Souza
Title:          Vice President

Signature:   BT ASSET MANAGEMENT LIMITED, as Investment Manager
             for various superannuation funds and institutional investment portfolios


             /s/Tim C. Bishop
By:             Tim C. Bishop
Title:          Company Secretary


Signature:   BANKERS TRUST AG, as Investment Manager for an
             individual portfolio


             /s/L. Jack Staley
By:             L. Jack Staley
Title:          Managing Director

                        EXHIBIT TO ITEM 7

             BT Asset Management Limited and Bankers Trust AG are classified as corporations and are indirect subsidiaries of Bankers Trust New York Corporation, which is classified as a holding company.* The chain of ownership from Bankers Trust New York Corporation to BT Asset Management and Bankers Trust AG is shown below. BT Asset Management Limited is discretionary investment management corporation and Bankers Trust AG is a commercial and investment bank.

               Bankers Trust New York Corporation
                                |
                              100%
                                |
                      Bankers Trust Company
                                |
                              100%
                                |
                Bankers International Corporation
                                |
                              100%
                                |
               B.T. International (Delaware), Inc.
                                |
                              100%
                                |
               BT Foreign Investment Corporation
               |                |
              100%              |
               |                |
       Bankers Trust AG        100%
                                |
                                |
               BT Investments (Australia) Limited
                                |
                              100%
                                |
                 Bankers Trust Australia Limited
                                |
                              100%
                                |
                      BT Australia Limited
                                |
                              100%
                                |
  BT Asset Management Limited -- BT Financial Services Limited

*Bankers Trust New York Corporation has received from the Securities and Exchange Commission a no-action letter dated May 15, 1990 (avail. May 15, 1990) permitting it to report securities held by its foreign subsidiaries on Schedule 13G.